Robert S. Wiggins
Chairman of the Board
Technology Research Corporation
5250 140th Avenue North
Clearwater, FL 33760

March 31, 2006

Bob, as we discussed this morning, I am resigning my position on TRC's Board of Directors effective with the close of business, March 31, 2006. My reasons are purely personal. I have enjoyed serving on the Board and watching as TRC has grown and developed into a strong company.

Good luck to you and the people of TRC in the future. Please thank your staff and particularly Ray Wood for their support.

Sincerely,

Martin L. Poad

Martin L. Poad